SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934

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                           BBB-Huntor Associates, Inc.

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Nevada                                                                91-2006973
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


PMB 318, 24843 Del Prado Dana Point, CA                                    92629
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code: (949) 248-1765


The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                   10,000,000

                                December 22, 1999


     The EXHIBIT INDEX is located at page 26 of this Registration Statement


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                                     PART I
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                          Unnumbered Item: Introduction

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is not presently quoted on the OTCBB or elsewhere and had never traded in brokerage transaction. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

     This Registrant was not a "Blank Check Company", commonly called a "Blind Pool", as referred to in either Rule 419 or Rule 504, or Regulation A, at any time its founders or others were offered, purchased or acquired the outstanding securities of this Registrant.

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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization. This Corporation ("the Registrant") was duly incorporated in Nevada on or about July 2, 1990 for the purpose of engaging in any lawful business activity. The Registrant was re-incorporated in Nevada without change of management or equity on September 28, 1999, to re-activate it after a period of dormancy. The Registrant has never had any operations and is currently seeking a profitable business combinations. Registrant has no Internet address.

     The Registrant has 10,000,000 shares of common stock issued and outstanding, and no other class or classes of equity or debt securities. All of these shares of common stock were issued in 1990, for organization services, at par value, to eleven organizers and in connection with the organization of the Registrant. Substantially all of its 4,900,000 non-affiliate owned shares have become free of restriction in conformity with Rule 144. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued. As a practical matter, the Registrant is required to register its common stock pursuant to ss.12(g) of the 1934 Act, and to pursue acceptance for quotation on the

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OTCBB if it is to have any chance to compete in with other Registrants or registrants, for business combinations by reverse acquisition.

     The remaining 5,100,000 shares of the Registrant's common stock is held by its single principal shareholder and remain subject to certain restrictions under the affiliate provisions of Rule 144.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Registrant. This Company has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day to day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this Registrant at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholder. Management recognizes that the higher the standards it imposes upon itself, the greater may be it competitive disadvantages with other more attractive acquiring interests or entities.

     Limited Scope and Number of Possible Acquisitions: The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Company's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high- technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and

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foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or
10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8- K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transaction do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public Registrants amenable to reverse merger transactions.

     Finders fees for Management. No finders fees, commissions or other bonuses to either Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition. will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable. Management is identified with the principal shareholder. The Principal Shareholder might be expected to sell all or part of its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some or none of the control block, as matters for arm's length deal- making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant. Other than possible reimbursements for expenses advanced, the principal shareholder has no consulting agreement with the Registrant for other compensation, and expects to receive none. Management is beneficially interested in the share ownership of the principal shareholder and expects to profit thereby, and only thereby, upon effecting a profitable acquisition for the benefit of all shareholders.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage. It is likely that the Principal shareholder may make certain advances on behalf of the Registrant to maintain its corporate franchise and to insure compliance with its filing requirements as they may occur.

     Dependence on Management. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, and also Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     (1) Principal Products or Services and their Markets. None.

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     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business Registrant's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive that other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. This Registrant is not desperate or overly eager to find a business partner, and its management has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and that of its consultants and principal shareholder, there can be no assurance that this Registrant will prove competitively attractive to the kinds of transactions it seeks. Please See the Item 2 of this part, MANAGEMENT DISCUSSION AND ANALYSIS, for more information and disclosure.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable

     (6) Dependence on one or a few major customers. Not Applicable

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not Applicable

     (9) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this Registrant would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws. Not
Applicable

     (12) Number of total employees and full-time employees. None.


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     (13) Year 2000 Compliance, effect on customers and suppliers. None. The
Registrant has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the Registrant has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Registrant has recently revived following a period of dormancy for the past seven years and has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders.

     (1) Plan of Operation for the next twelve months. This Registrant's Plan of Operation for the next twelve months is two-fold: first, to qualify its common stock for quotation on the OTC Bulletin Board; and second, to search for and secure a profitable business combination. The first is to be accomplished by (a) the effectiveness of this 1934 Act Registration of its common shares, clear of comments by the SEC Staff, and (b) the submission by one or more market-maker broker/dealers of these common shares for permission to publish quotations on the OTCBB. The National Association of Securities Dealers (NASD) reviews such submissions, comments and when comments have cleared, allows broker/dealers to publish such quotes.

     The second, the search for an acquisition target, will not commence until and unless this Registrant can complete the first, achieving quotation on the OTCBB. The Registrant would estimate that first phase might be completed within about the next four months, and that a target might be identified and acquired within the next twelve months.

     Mr. James, the President of this Registrant, and of this Registrant's Principal shareholder HJS Financial Services, Inc., will be responsible for seeking and evaluating potential targets for acquisition, when and if this Registrant begins its search and evaluation. Please refer to Item 7 of this Part, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS for more information concerning Mr. James experience in evaluating businesses for acquisition and for other purposes.

     The Registrant does believe it to be necessary for this Registrant to advertise, or for management to travel in search of candidates. It is likely that management might travel in connection with a candidate it intends to select and with which it intends to enter into a committed relationship, to conduct due diligence before finalizing and acquisition on behalf of shareholders.

     (i) Cash Requirements and of Need for additional funds, twelve months. This Company has no immediate or forseeable need for additional funding, from sources outside of its principal shareholder, the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been and continue to be advanced by its management and principal shareholder. No significant cash or funds are required for its Management to evaluate possible transactions. The Registrant enjoys the non-exclusive use of office, telecommunication and incidental supplies of stationary, provided by its Officers and Attorneys. These Officers, Directors, and Attorneys of these Registrant are substantially the same as those of its principal shareholder, such that its maintenance expenses are minimal and manageable during this period and for the foreseeable future.

     The following language is found in the notes of the independent auditor,
Note 2, Going Concern: "The Company has no assets and has had substantial operating losses for the past several years and is dependant upon outside financing to start operations. Management plans to find an operating company to merge with, thus creating the necessary revenue."


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     As previously state, this Registrant does not foresee the need for funding during the next twelve months from sources outside of its principal shareholder.

     The following language is found in the notes of the independent auditor,
Note 3, Development Stage Company: "The Company is a development stage company defined in Financial Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business."

     This standard definition of a "Development Stage Company" should not be misread to indicate that the Registrant is engaged or will engage in any capital formation or fund raising activities before an acquisition target is identified and confirmed. It is unlikely that this company could attract capital before it identified an acquisition target. It is likely that this company can attract capital when it has done so, based upon the attractiveness of businesses and assets to be acquired.

     In the event, contrary to the expectation of management, that no combination is made within the next twelve months, this Registrant may be forced to effect some additional advances from its Principal Shareholder, for costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000.00. No agreement by the Principal shareholder to make such advances is in place, and no guarantee can presently be given that additional funds, if needed, will be available. It is by far more likely that advances will take the form of providing services on a deferred compensation basis. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation.

     As reflected in the Financial Statements of this Registrant, provided with this Registration Statement, it has not been necessary for the any shareholder to advance operational funds to this Registrant, from inception through the nine months ended September 30, 1999. In as much as this period was a period of substantial dormancy, it may not be reflective of the next twelve months. While Management presently serves without compensation, certain expenses of audit, filing fees, copying and printing, and certain legal and professional expenses are currently being incurred. There being no cash in the Registrant, these expenses are being discharged by advances from the principal shareholder.

     This Registrant does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Registrant's intended application for submission might be effective, following the current 1934 Registration.

     (ii) Summary of Product Research and Development. None.

     (iii) Expected purchase or sale of plant and significant equipment. None.

     (iv) Expected significant change in the number of employees. None.

(b) Discussion and Analysis of Financial Condition and Results of Operations. The following discusses this small business Registrant's financial condition, and results of operation for each of the past two fiscal years, with emphasis on the future prospects.

     (i) Operations and Results for the past two fiscal years. None. This Company has been dormant and inactive for the past two years without any operation or activity. It has incurred only nominal accrued expenses, without revenues to date.

     (ii) Future Prospects. The Company is unable to predict definitively when it may participate in a business opportunity. The reason for this uncertainty arises from its limited resources, and

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     competitive disadvantages with respect to other public or semi-public
     Registrants. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, this Registrant would expect to proceed to select a business combination within no sooner than six months and complete an acquisition within he next twelve months. It cannot attract a partner before it can effect quotation of its common stock on the OTCBB.

     The Registrant has predicted that it will participate in a business opportunity within the next twelve months, not withstanding its limited resources, and competitive disadvantages with respect to other public or semi-public Registrants. Such a forward looking statement must be recognized as such. Unexpected events, changes in market conditions, loss of experienced management personnel, and the like, certainly require that management's expectations be evaluated in the light of the basis for such forward looking statements. There are no guaranties of success at any stage.

(c) Reverse Acquisition Candidate. The Registrant is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this Registrant would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Registrant to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this Registrant in form, but would be an acquisition of this Registrant in substance. Capital formation issues for the future of this Registrant would arise only when targeted business or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Registrant as without revenues or assets.

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                        Item 3. Description of Property.
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     The Registrant has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys.

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     Item 4. Security Ownership of Certain Beneficial Owners and Management.
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(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of management, affiliates and all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

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
======================================================================================================================
           Name and Address of Beneficial Owner             Share                           Share
                                                           Ownership          %             Attribution         %
----------------------------------------------------------------------------------------------------------------------
Kirt W. James (1)                                                   0           0.00         5,100,000           51.00
PMB 318
24843 Del Prado
Dana Point, CA 92629                  President/Director
----------------------------------------------------------------------------------------------------------------------
William Stocker (1)                                                 0           0.00         5,100,000          51.00
Attorney at Law
34700 Pacific Coast Highway, Suite 303,
Capistrano Beach CA 92624,            Secretary/Director
======================================================================================================================
Officers and Directors as a Group                                   0           0.00         5,100,000           51.00
======================================================================================================================
HJS Financial Services, Inc.                                5,100,000          51.00         5,100,000           51.00
PMB 318
24843 Del Prado
Dana Point, CA 92629
======================================================================================================================
Total Shares Issued and Outstanding (2)                    10,000,000         100.00        10,000,000          100.00
======================================================================================================================

(1) Mr. James and Mr. Stocker are President and Secretary of HJS Financial Services, Inc. Mr. James is its 100% owner. In addition to displaying the actual shares of each, individual, the share ownership of HJS is shown as attributed to each. Mr. Stocker is General Counsel of HJS and Special Securities counsel to this Registrant.

(2) The remaining 4,900,000 shares are owned by ten non-affiliate shareholders, each owning 4,900 shares, or 4.90% each.


(b) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Registrant. The Registrant is searching for a profitable business opportunity. The Registrant is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this Registrant would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Registrant to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this Registrant in form, but would be an acquisition of this Registrant in substance.

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      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.


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                        Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before an acquisition is effected. Present management is not expected to be the subject of such compensation then. Such future plan of compensation as may be adopted after acquisition would be expected to encompass new management and not present management. Present management has indicated previously that it will not be compensated by any finders fees or other indirect compensation for its services as management on behalf of shareholders. Management is beneficially interested in the share ownership of the principal shareholder and expects to profit thereby, and only thereby, upon effecting a profitable acquisition for the benefit of all shareholders.

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            Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     (a) Mr. James and Mr. Stocker are President and Secretary of HJS Financial Services, Inc. Mr. James is its 100% owner. In addition to displaying the actual shares of each, individual, the share ownership of HJS is shown as attributed to each. Mr. Stocker is General Counsel of HJS and Special Securities counsel to this Registrant. Other than possible reimbursements for expenses advanced, the principal shareholder has no consulting agreement with the Registrant for other compensation.

     (b) The remaining 4,900,000 shares are owned by ten non-affiliate shareholders, each owning 4,900 shares, or 4.90% each. Each of the non-affiliate shareholders have pre-existing relationships with the Registrant and may have conducted business with management from time to time, in connection with other matters. There are no material relationships between or among the Registrant and its shareholders other than those disclosed in this Item. There are no agreements or arrangements between or among the Registrant and its shareholders for any person or entity, other than the named shareholder, to own, vote, control or dispose of such shareholder's shares of common stock.

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                       Item 8. Description of Securities.
--------------------------------------------------------------------------------

The Registrant's Capital Authorized and Issued. The Registrant is authorized to issue 100,000,000 shares of a single class of common voting equity stock, of par value $0.001, of which 10,000,000 shares are issued and outstanding.

Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full.

Secondary Trading rafters to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

Unrestricted Shares of Common Stock. 10,000,000 shares are issued and outstanding. 5,100,000 shares are held by affiliates of the Registrant. These affiliate shares were issued more than two years ago, pursuant to ss.4(2) of the 1933 Act. Rule 144 would permit affiliate sales in limited amounts, commonly called "dribbling". 4,900,000 shares were issued pursuant to ss.4(2) of the Securities Act of 1933 more than two years ago, and held continuously by are owned by non- affiliates of the Registrant, and these shares are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144. The common stock of this Registrant has never traded in brokerage transactions and is not expected to be so tradable until this Registrant shall have successfully registered its common stock, as a class of securities, pursuant to the Securities Exchange Act of 1934.

Options and Derivative Securities. There are no outstanding options, warrants or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in Registrants with net tangible assets less than $2,000,000 (if the Registrant has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker--dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Registrant has never traded in brokerage transaction or been qualified to do so. Accordingly no trading history exists or market-based value can be assigned to the shares of this Registrant's common stock. This Registrant has no substantial assets or businesses, and accordingly no other basis exists for attributing a present value to the shares of its common stock.

(b) Holders. There are presently 66 shareholders of the common stock of this Registrant. This small number of shareholders would be expected to be augmented when and if the acquisition of a target business is effected. Until and unless a target is identified, it is not possible to anticipate how such an acquisition might affect the total number of shareholders resulting from such transactions.

(c) Dividends. No cash dividends have been paid by the Company on its Common Stock or otherwise and no such payment is anticipated in the foreseeable future.

(d) Reverse Acquisitions. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     There have been no recent sales of unregistered securities of this Registrant, or any such sales or placements, for more than the three most recent fiscal or calendar years.

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     There are no provisions in the Articles of Incorporation, By-Laws, Minutes or Resolution of this Registrant for indemnification of anyone for any reason.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

     Audited Financial Statements: for the nine months ended September 30, 1999, and for the years ended December 31, 1998 and 1997, are provided as FINANCIAL
STATEMENT: ATTACHMENT F-1, in the body of this filing.

     Selected Financial Information

================================================================================
                                  9/30/99          12/31/98         12/31/97
================================================================================
                                  $                $                $
Total Assets                                0                0                0
--------------------------------------------------------------------------------
Revenues                                    0                0                0
--------------------------------------------------------------------------------
Operating Expenses                          0                0                0
--------------------------------------------------------------------------------
Net Earnings or (Loss)                     (0)              (0)              (0)
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)                             (.000)           (.000)           (.000)
--------------------------------------------------------------------------------
Average Common
Shares  Outstanding                10,000,000       10,000,000       10,000,000
================================================================================


--------------------------------------------------------------------------------
                            FINANCIAL STATEMENTS PAGE
--------------------------------------------------------------------------------
F-1  AUDITED FINANCIAL STATEMENTS: years ended December 31, 1998,             16
     1997; nine months ended September 30, 1999
================================================================================

--------------------------------------------------------------------------------

                                      F-1

                          AUDITED FINANCIAL STATEMENTS
                      years ended December 31, 1998, 1997;
                      nine months ended September 30, 1999

--------------------------------------------------------------------------------

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                              Financial Statements
                 September 30, 1999, December 31, 1998 and 1997

                                    CONTENTS


Independent Auditor's Report...................................................3

Balance Sheets.................................................................4

Statements of Operations.......................................................5

Statements of Stockholders' Equity.............................................6

Statements of Cash Flows.......................................................7

Notes to the Financial Statements..............................................8

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
BBB-Huntor Associates, Inc.


We have audited the accompanying balance sheets of BBB-Huntor Associates, Inc. (a Development Stage Company) as of September 30, 1999, December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, and from inception on July 2, 1990 through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BBB-Huntor Associates, Inc. (a Development Stage Company) as of September 30, 1999, December 31, 1998 and 1997, and the results of its operations and cash flows for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, and from inception July 2, 1990 through September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no assets, has had continual operating losses and is dependent on financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ CROUCH BIERWOLF & CHISHOLM

Salt Lake City, Utah
October 19,  1999

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                                                             December 31,
                                                           September 30, --------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
Current assets
   Cash                                                      $   --      $   --      $   --
                                                             --------    --------    --------

Total Current Assets                                             --          --          --
                                                             --------    --------    --------

Total Assets                                                 $   --      $   --      $   --
                                                             ========    ========    ========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Total Liabilities                                            $   --      $   --      $   --
                                                             --------    --------    --------



Stockholders' Equity
  Common Stock $.001 par value;
  100,000,000 shares authorized;
  10,000,000 shares issued and
  outstanding                                                  10,000      10,000      10,000
                                                             --------    --------    --------

  Additional Paid in Capital                                     --          --          --
                                                             --------    --------    --------

Retained earnings                                             (10,000)    (10,000)    (10,000)
                                                             --------    --------    --------

      Total Stockholders' Equity                                 --          --          --
                                                             --------    --------    --------

Total Liabilities and Stockholders' Equity                   $   --      $   --      $   --
                                                             ========    ========    ========






   The accompanying notes are an integral part of these financial statements.

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                            Statements of Operations

                            For the Nine                                          Cumulative
                            Month Ended               For the years                 Total
                            September 30,           ended December 31,              Since
                               1999               1998             1997            Inception
                          ---------------   ---------------   ---------------   ---------------
REVENUES:                 $          --     $          --     $          --     $          --
                          ---------------   ---------------   ---------------   ---------------
EXPENSES:

   Amortization                      --                --                --              10,000
                          ---------------   ---------------   ---------------   ---------------
         TOTAL EXPENSES              --                --                --              10,000
                          ---------------   ---------------   ---------------   ---------------
NET (LOSS)                $          --     $          --     $          --     $       (10,000)
                          ===============   ===============   ===============   ===============
NET LOSS PER SHARE        $         (.000)  $         (.000)  $         (.000)  $         (.001)
                          ===============   ===============   ===============   ===============
WEIGHTED AVERAGE SHARES
   OUTSTANDING                 10,000,000        10,000,000        10,000,000        10,000,000
                          ===============   ===============   ===============   ===============


   The accompanying notes are an integral part of these financial statements.

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                       Statements of Stockholders' Equity

                                                                                 Deficit
                                                                               Accumulated
                                                                  Additional   During the
                                       Common        Stock         Paid In     Development
                                       Shares        Amount        Capital        Stage
                                     -----------   -----------   -----------   -----------
Issuance of common shares for
organizational costs                  10,000,000   $    10,000   $      --     $      --

Net Loss for the year ended
   December 31, 1990                        --            --            --            (997)
                                     -----------   -----------   -----------   -----------
Balance December 31, 1990             10,000,000        10,000          --            (997)

Net Loss for the years ended
   December 31, 1991 through
   December 31, 1996                        --            --            --          (9,003)
                                     -----------   -----------   -----------   -----------
Balance December 31, 1996             10,000,000        10,000          --         (10,000)

Net Loss for the year ended
   December 31, 1997                        --            --            --            --
                                     -----------   -----------   -----------   -----------
Balance December 31, 1997             10,000,000        10,000          --         (10,000)


Net Loss for the year ended
  December 31, 1998                         --            --            --            --
                                     -----------   -----------   -----------   -----------
Balance December 31, 1998             10,000,000        10,000          --         (10,000)

Net Loss for the nine months ended
   September 30, 1999                       --            --            --            --
                                     -----------   -----------   -----------   -----------
Balance September 30, 1999            10,000,000   $    10,000   $      --     $   (10,000)
                                     ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                                                          From
                                              For the                                 inception on
                                            Nine months          For the years           July 2,
                                              ended            ended December 31,     1990 through
                                           September 30,  -------------------------   September 30,
                                               1999          1998          1997           1999
                                            -----------   -----------   -----------   -----------
Cash Flows from Operating
 Activities

    Net Loss                                $      --     $      --     $      --     $   (10,000)
       Amortization                                --            --            --          10,000
       Increase/decrease in liabilities            --            --            --            --
                                            -----------   -----------   -----------   -----------
          Net cash flows provided by
           (used in) operating activities          --            --            --            --
                                            -----------   -----------   -----------   -----------
          Net cash flows provided by
           (used in) investing activities          --            --            --            --
                                            -----------   -----------   -----------   -----------
Cash Flows from Financing
 Activities:

Proceeds from issuance of
   common stock for cash                           --            --            --            --
                                            -----------   -----------   -----------   -----------
          Net cash flows provided by
           (used in) financing activities          --            --            --            --
                                            -----------   -----------   -----------   -----------
Net increase (decrease) in cash                    --            --            --            --
                                            -----------   -----------   -----------   -----------
Cash and Cash Equivalents at
   Beginning of period                             --            --            --            --
                                            -----------   -----------   -----------   -----------

Cash and Cash Equivalents at
   End of period                            $      --     $      --     $      --     $      --
                                            ===========   ===========   ===========   ===========
Supplemental Cash Flow Information
Cash paid for:
    Interest                                $      --     $      --     $      --     $      --
                                            -----------   -----------   -----------   -----------
    Taxes                                   $      --     $      --     $      --     $      --
                                            -----------   -----------   -----------   -----------

 Non Cash Financing Activities:



   The accompanying notes are an integral part of these financial statements.

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                 September 30, 1999, December 31, 1998 and 1997

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

          a. Organization

          BBB-Huntor Associates, Inc. (the Company) was incorporated in the state of Nevada on July 2, 1990. The Company was organized for the purpose of engaging in any lawful business activity. The Company currently has no operations and is searching for a merger candidate or business opportunity in which to generate necessary revenues.

          b. Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting.

          c. Fiscal Year

          The Company has a calendar year end for financial reporting.

          d. Earnings (Loss) Per Share

          The computations of earnings (loss) per share of common stock are based on the weighted average number of share outstanding at the date of the financial statements.

          e. Provision for Taxes

          No provision for income taxes has been made due to net operating loss carryforwards totaling $10,000 at September 30, 1999. Net operating loss carryforwards begin expiring in 2005. No tax benefit has been reported in the financial statements because the management believes there is a 50% or greater chance the carryforward will expire unused.

          f. Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no assets and has had substantial operating losses for the past several years and is dependant upon outside financing to start operations. Management plans to find an operating company to merge with, thus creating necessary operating revenue.

                           BBB-Huntor Associates, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                 September 30, 1999, December 31, 1998 and 1997


NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations.

NOTE 4 - Stockholders' Equity

          During the year ended December 31, 1990 the Company issued 10,000,000 shares of common stock in exchange for organizational costs valued at $10,000.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------

                                  Exhibit Index

================================================================================

Exhibit              Table Category / Description of Exhibit              Page
 Table                                                                    Number
   #
--------------------------------------------------------------------------------
             [2] Articles/Certificates of Incorporation, and By-Laws
--------------------------------------------------------------------------------
  2.1    ARTICLES OF INCORPORATION: Nevada re-Incorporation.                28
--------------------------------------------------------------------------------
  2.2    ARTICLES OF INCORPORATION: Nevada Incorporation.                   31
--------------------------------------------------------------------------------
  2.3    BY-LAWS                                                            36
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto authorized.


                           BBB-Huntor Associates, Inc.


                                       by




          /s/                                                      /s/
-----------------------                                  -----------------------
Kirt W. James                                                    William Stocker
PRESIDENT/DIRECTOR                                            SECRETARY/DIRECTOR



                                       27